# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Park Dental Partners, Inc., CIK 0002069604
CUSIP: 700402100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2200 COUNTY ROAD C WEST, SUITE 2210, ROSEVILLE, Minnesota (MN), 55113
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000884589

## Reporting persons
- KENNEDY CAPITAL MANAGEMENT LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 235,632; shared voting power 0; sole dispositive power 235,632; shared dispositive power 0; aggregate amount beneficially owned 235,632 (5.8% of the class)

## Item 1. Issuer
Name of issuer: Park Dental Partners, Inc.
Address of issuer's principal executive offices: 2200 COUNTY ROAD C WEST, SUITE 2210, ROSEVILLE, MINNESOTA, 55113.

## Item 2. Person Filing
Name of person filing: KENNEDY CAPITAL MANAGEMENT LLC
Address of principal business office or, if none, residence: 10829 Olive Boulevard. St. Louis, Missouri 63141
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 235632
Percent of class: 5.8%
Sole power to vote or to direct the vote: 235632
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 235632
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- KENNEDY CAPITAL MANAGEMENT LLC: Doris Hunt, Chief Compliance Officer (01/09/2026)